Exhibit 3.1

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
INFORM WORLDWIDE HOLDINGS, INC

Pursuant to § 7-I10-1Q6, Colorado Revised Statutes (C.R.S.), the individual named below causes thes« Articles of Amendment to its Articles of Incorporation to be delivered to the Colorado Secretary of State for filing, and states as follows:

1. The name of the corporation is INFORM WORLDWIDE HOLDINGS, INC,

2. The following amendment to the Articles of Incorporation was adopted, on March 24, 2004, Such amendment was adopted by die Board of Directors pursuant to their authority under the Colorado Business Corporation Act and. the Articles of Incorporation, Such amendment is effective immediately and without shareholder action:

There is hereby established a new class or 1,000,000 shares of preferred stock, to be known as Class A, Series 1 Cumulative Convertible Preferred Stock, which carries a cumulative dividend of prime rate, as defined by Wells Fargo Bank, from time to time, plus 3% per annum, payable quarterly, if and when declared, and is redeemable and callable by the Corporation at $1.00 per share and convertible into common shares of the Corporation at the option of the holder thereof at $1.00 per share, or upon such term as may be mutually subsequently agreed to by the holder and Inform Worldwide Holdings, Inc. In addition, Class A, Series I Cumulative Convertible Preferred Stock shall have superior rights to all other classes of capital stock upon liquidation of Inform Worldwide Holdings, Inc.

3. This amendment shall be effective immediately.

4. The name and mailing address of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is: David J. Wagner, Penthouse Suite, 8400 E, Ptentice Ave., Greenwood Village, Colorado 80111.